Consent of Independent Registered Public Accounting Firm



The Board of Directors
Dataram Corporation:

We consent to incorporation by reference in the Registration Statement (No. 33-56282) on Form S-8 of Dataram Corporation and Subsidiaries of our reports dated July 3, 2007, relating to the consolidated balance sheets of Dataram Corporation and Subsidiaries as of April 30, 2007 and 2006, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended, and the related financial statement schedule which reports appear in the April 30, 2007 annual report on Form 10-K of Dataram Corporation.

/s/ J.H. COHN LLP
J.H. Cohn LLP
Lawrenceville, New Jersey
July 23, 2007